CONFIDENTIAL TREATMENT REQUESTED BY STARBOARD VALUE LP
PURSUANT TO 17 C.F.R. § 200.83: SB CTR 08/21/14

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

August 21, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR, OVERNIGHT MAIL AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
Filed on August 14, 2014 by Starboard, et al.

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 20, 2014 (the “Staff Letter”), with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement (the “Proxy Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 21, 2014 Page 2	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 08/21/14

General

1.
Please refer to disclosure in which you state your current intentions to “vote all of the Starboard Group Shares in favor of the election of the Nominees...” but reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees as you see fit.  Supplementally confirm and further clarify that you are not seeking to exercise discretionary proxy authority with respect to uninstructed shares such that non-Starboard Group Shares could be voted for nominees other than the Starboard nominees referenced in the proxy statement.  Refer generally to Rules 14a-4(c) and Rule 14a-4(d).

We acknowledge the Staff’s comment and hereby confirm that Starboard is not seeking to exercise discretionary proxy authority with respect to uninstructed shares such that non-Starboard Group Shares could be voted for nominees other than the Starboard nominees referenced in the Proxy Statement.  To further clarify, we advise on a supplemental basis that the Starboard Group Shares are the only shares for which Starboard is reserving the right to vote for some or all of the Company’s director nominees, which are those shares of common stock held in the aggregate by members of Starboard’s 13(d) group.

2.
Please clarify the latest possible time the participants are reserving their right to vote for some or all of the company’s nominees.  If you anticipate reserving this right up to and including the meeting date, further highlight for shareholders that as a consequence, they will not know which of the company’s nominees your shares will vote for.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 2 and 29 of the Proxy Statement.

3.	If discerned prior to the meeting, specify how you will inform shareholders of any material change in how the Starboard Group Shares will be voted.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 2 and 29 of the Proxy Statement.

4.
Please refer to prior comment 4 and disclosure on page 12, which compares the company’s stock price performance since the Red Lobster sale through July 14, 2014.  Please update the time period referenced to the most reasonable practicable date and make corresponding changes to analogous narrative disclosure that references the comparative information.  Alternatively, explain why you have chosen a measurement period that ends on a specific date.

We acknowledge the Staff’s comment and have revised the Proxy Statement to compare the Company’s stock price performance since the announcement of the Red Lobster Sale through July 27, 2014, which is the day before (i) the Company completed the Red Lobster Sale and (ii) Clarence Otis resigned as Chief Executive Officer of the Company.  See page 12 of the Proxy Statement.  To further clarify, we advise on a supplemental basis that we chose the relevant measurement period to end on July 27, 2014 because we believe the stock price decline through this date clearly supports our belief that other shareholders likewise opposed, or had little faith in the merits of, the Red Lobster Sale, which is what this section of the Proxy Statement is meant to convey.

August 21, 2014 Page 3	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 08/21/14

5.
Please clarify further whether Messrs. Blum, Stonsteby and Mock would be the persons most likely to be considered for the position of interim CEO if a successor CEO is not appointed prior to the end of calendar year.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that Starboard has not made any specific determinations as to who would most likely be considered for the position of interim CEO if a successor CEO is not appointed prior to the end of the calendar year.  See the cover letter to the Proxy Statement and page 17 of the Proxy Statement.

6.
You disclose that you have not determined specific incumbent directors that you would consider adding back to the Board for a variety of reasons.  To facilitate shareholders’ understanding of the potential composition of an expanded board, please disclose whether there are incumbent directors that you would not consider adding to an expanded board.  If all current incumbent directors potentially could be amongst the group of considered for inclusion, then revise to state this clearly.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 20 of the Proxy Statement.

7.
We note your response to prior comment 9.  Please advise us supplementally of the shareholders with whom you have had discussions.  Supplementally advise us of whether any of the nominees chosen were first suggested by any other shareholder.  Further, please advise us supplementally of discussions and any preliminary understandings reached with any other shareholder (identifying the shareholder supplementally) regarding (i) which, if any, of the current slate of nominees would be considered for the position of interim CEO and (ii) which, if any, of the incumbent directors would be considered to be added to a possible expanded board.

We acknowledge the Staff’s comment and advise on a supplemental basis that since November 2013, Starboard has spoken with certain shareholders of the Company from time to time to express Starboard’s general views and perspectives regarding topics such as the Company’s operational performance, the proposed separation of Red Lobster, Board composition, among others.  To the best of Starboard’s knowledge, the following are the Darden shareholders that Starboard recalls having conversations with since November 2013, with the substantial majority of these conversations having taken place as part of Starboard’s process earlier this year to solicit written requests to call a special meeting of Darden shareholders: [* * *].

August 21, 2014 Page 4	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 08/21/14

To further clarify, although the names of certain of Starboard’s Nominees, as well as other names, were mentioned by certain shareholders as people Starboard should consider as part of its background nominee identification process, Starboard had no understanding of any kind or nature, nor did Starboard seek to reach an understanding of any kind or nature, as to Starboard’s selection of any of its Nominees.  Similarly, although in the course of Starboard’s conversations there were discussions with certain shareholders regarding who among Starboard’s Nominees or within the Company may have the qualifications to serve in the position of interim CEO, if needed, as well as discussions regarding the potential to consider adding back up to two incumbent directors, Starboard did not reach any preliminary understanding of any kind or nature, nor did Starboard seek to reach any preliminary understanding of any kind or nature, with any such shareholders regarding the foregoing.

*     *     *     *     *

Confidential treatment is being requested by Starboard Value LP, with principal offices at 777 Third Avenue, 18th Floor, New York, New York 10017.  Please contact Jeffrey C. Smith, Managing Member and the Chief Executive Officer and Chief Investment Officer, at (212) 845-7977, or the undersigned at (212) 451-2250, with any questions relating to the information requested for confidential treatment.

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Jeffrey C. Smith